Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Associate Benefits Committee
Duke Realty 401 (k) Plan

We consent to the incorporation by reference in the registration statement No. 333-205981 on Form S-8 of Duke Realty Corporation of our report dated June 27, 2018, with respect to the statements of assets available for plan benefits of the Duke Realty 401 (k) Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in assets available for plan benefits for the years ended December 31, 2017 and 2016, and the supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Duke Realty 401 (k) Plan.

/s/ KPMG LLP

Indianapolis, Indiana
June 27, 2018